SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C.  20549

                               __________

                                FORM 8-A

            FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                 PURSUANT TO SECTION 12(b) OR (g) OF THE
                   THE SECURITIES EXCHANGE ACT OF 1934

                           QUESTAR CORPORATION
      (Exact name of registrant as specified in its charter)

              Utah                                        87-0407509
(State of incorporation or organization)                 (IRS Employer
                                                    Identification No.)

180 East First South Street, P.O. Box 45433, Salt Lake City, Utah84145-0433
         (Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

         Title of each class     Name of each exchange on which
         to be so registered     each class is to be registered

     Common Stock Purchase RightsNew York Stock Exchange

     If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A(c)(1), please check the following box [ ].

     If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A(c)(2), please check the following box [ ].

Securities to be registered pursuant to Section 12(g) of the Act:

                                  None
                            (Title of Class)




Item 1.  Description of Securities to be Registered.

     On February 13, 1996, the Board of Directors of registrant Questar Corporation, a Utah corporation (the "Company"), declared a dividend distribution of one Right for each outstanding share of common stock, without par value (the "Common Stock"), of the Company to stockholders of record at the close of business on March 25, 1996 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company one share of Common Stock at a price of $175 (the "Purchase Price"), subject to adjustment in certain circumstances. The description and terms of the Rights are set forth in a Rights Agreement, dated as of February 13, 1996, between the Company and Chemical Mellon Shareholder Services, L.L.C.

     Initially, the Rights will be attached to the certificate representing outstanding shares of Common Stock, and no separate certificates evidencing the Rights ("Rights Certificates") will be distributed. The earliest date on which separate Rights Certificates are to be distributed is known as the "Distribution Date." A Distribution Date will occur on the tenth day after the date on which there is a public announcement that a person (an "Acquiring Person") has acquired beneficial ownership of 15 percent or more of the Common Stock or on the tenth business day (unless postponed by the Board of Directors) after the date on which a person commences a tender or exchange offer of the Common Stock if, upon consummation of such offer, the offeror would be the beneficial owner of 15 percent or more of the Common Stock.

     The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred only with Common Stock certificates.
From the Record Date until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued upon transfer or new issuance of the Common Stock will contain a legend incorporating the Rights Agreement by reference and the transfer of any certificate for Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and after such date, the separate Rights Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on March 25, 2006, unless earlier redeemed by the Company.

     In the event that (i) the Company is the surviving corporation in a merger or consolidation with an Acquiring Person and the Common Stock is not changed or exchanged, or (ii) a person or group (other than the Company and its affiliates) becomes the beneficial owner of more than 15 percent of the then outstanding shares of Common Stock (except pursuant to a cash tender offer for all outstanding shares of Common Stock at a price and on terms which a majority of the Continuing Directors (as defined below) determine to be fair to, and in the best interests of, the Company and its stockholders, other than such person, its affiliates and associates), the Rights Agreement provides that proper provision shall be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. However, Rights are not exercisable following the occurrence of either of the events set forth above until such time as the Rights are no longer redeemable by the Company. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, any Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person shall immediately become null and void.

     In the event that following the Distribution Date, (i) the Company engages in a merger or consolidation in which the Company is not the surviving corporation, (ii) the Company engages in a merger or consolidation with another person in which the Company is the surviving corporation, but in which all or part of its Common Stock is changed or exchanged, or (iii) 50 percent or more of the Company's assets, cash flow or earning power is sold or transferred, the Rights Agreement provides that proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise thereof, common stock of the acquiring company having a value equal to two times the exercise price of the Right. Notwithstanding the foregoing, no adjustment to the Rights shall be made if, among other things, such transaction is consummated with a Person who acquired shares of Common Stock pursuant to a cash tender offer approved by a majority of the Continuing Directors as referred to in the preceding paragraph and if the price offered in such transaction is not less than the price paid pursuant to such offer. The events set forth in this paragraph and in the preceding paragraph are referred to as the "Triggering Events."

     The term "Continuing Director" means any member of the Board of Directors of the Company who was a member of the Board prior to the date of the Rights Agreement, and any person who is subsequently elected to the Board if such person's nomination or election is recommended or approved by a majority of the Continuing Directors, but shall not include an Acquiring Person, an affiliate or associate of an Acquiring Person, or a representative of an Acquiring Person or of any such affiliate or associate.

     The Purchase Price payable, and the number of shares of Common Stock issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (ii) upon the grant to holders of the Common Stock of certain rights or warrants to subscribe for Common Stock or securities convertible into Common Stock at less than the current market price of the Common Stock, or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least one percent in such Purchase Price. No fractional shares of Common Stock will be issued upon exercise of the Rights and, in lieu thereof, a cash payment will be made based on the market price of the Common Stock on the last trading date prior to the date of exercise.

     At any time after the date of the Rights Agreement until ten (10) days following the Stock Acquisition Date or the Record Date, whichever is later, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). Immediately upon the action of the Board of Directors of the Company ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

     Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. Thereafter, the provisions, other than certain provisions relating to the principal economic terms of the Rights, of the Rights Agreement may be amended by the Board: to cure any ambiguity, defect or inconsistency; to shorten or lengthen any time period under the Rights Agreement; or in any other respect that will not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person); provided that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on a substantial number of Rights being acquired. The Rights, however, should not interfere with any merger of other business combination approved by the Board of Directors since the Board, at its option and prior to the tenth day following the Stock Acquisition Date or March 25, 2006, may redeem all of the then outstanding Rights at the Redemption Price.

     The form of Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights is attached to this report as an exhibit and is incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

Item 2.  Exhibits.

     Exhibit No.  Exhibit

          4. Rights Agreement dated as of February 13, 1996, between the Company and Chemical Mellon Shareholder Services, L.L.C.

                               SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                            QUESTAR CORPORATION
                                (Registrant)


March 20, 1996              By /s/R. D. Cash
    (Date)                     R. D. Cash
                               Chairman, President and
                               Chief Executive Officer



                              EXHIBIT INDEX
EXHIBIT                                                             Page

Exhibit 4.Rights Agreement dated as of February 13, 1996, between the Company and Chemical Mellon Shareholder Services, L.L.C.